AM 3/27/02

02022201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3126

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SEC FILE NUMBER
8-39040

RECEIVED MAR 11 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-Bar Limited Partnership

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 650
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Hersee (312) 362-4474
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 3/27/02

OATH OR AFFIRMATION

I, Chris Hersee, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of G-Bar Limited Partnership, as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

8th day of March 2002

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

Signature
G-Bar Limited Partnership
G-Bar Management Corp.
By: Chris Hersee, Its Vice President, CFO
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

G-Bar Limited Partnership

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

A M &G CHECKERS SM
Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

G-Bar Limited Partnership
Table of Contents
December 31, 2001

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Partners of
G-Bar Limited Partnership

We have audited the accompanying statement of financial condition of G-Bar Limited Partnership (an Illinois limited partnership) as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Bar Limited Partnership as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
March 6, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

G-Bar Limited Partnership
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 300,538
Securities owned ($131,402,139 pledged)	134,527,660
Receivable from clearing broker	143,790,990
Exchange memberships, at cost (market value $496,000)	381,516
Other	3,895,642
Total assets	$ 282,896,346

Liabilities and Partners' Capital

Liabilities	
Securities sold, not yet purchased	$ 247,386,400
Notes payable	367,228
Accounts payable and accrued expenses	2,380,506
Total	250,134,134
Partners' capital	32,762,212
Total liabilities and partners' capital	$ 282,896,346

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—G-Bar Limited Partnership (an Illinois limited partnership) (the "Partnership") is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments for its own account. The Partnership is a broker-dealer registered under the Securities Exchange Act of 1934. The general partner is G-Bar Management Corp. and the Partnership's term is through December 31, 2039.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Exchange-traded securities and derivative financial instruments are carried at market value, based on quoted market prices, with the resulting unrealized gains and losses reflected in net trading gains.

Revenue Recognition—Securities and derivative financial instruments transactions are recorded on trade date.

Income Taxes—The Partnership is not liable for federal income taxes as each partner recognizes a proportionate share of the partnership income in his or her individual tax return. Therefore, no provision for federal income taxes has been made in these financial statements.

Guaranteed Payments to Partners—Net income is presented before any guaranteed payments or other distributions to partners.

Fair Value of Financial Instruments—Substantially all of the Partnership's assets and liabilities are considered financial instruments, and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2001 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 45,000,917	$ 149,322,162
Equity options	86,401,222	98,064,238
U.S. Treasury bills	3,125,521	
	$ 134,527,660	$ 247,386,400

At December 31, 2001, securities owned of $131,402,139 and cash of $143,477,109 on deposit with the Partnership's clearing broker, collateralize securities sold, not yet purchased.

Note 3 Notes Payable

Notes payable represent amounts due for terminated partnership interests. Under the terms of the promissory notes, the amounts payable, plus accrued interest, are payable in three equal annual installments.

Note 4 Related-Party Transactions

Included in other assets at December 31, 2001, is $1,539,401 of receivables from entities having some common ownership. Also included in other assets is $1,500,000 plus accrued interest due from a partner for monies advanced in November 2000. Such amounts are due in November 2002.

The Partnership provides various administrative services to affiliated entities.

Note 5 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded futures contracts, equity options, and options on futures contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—The Partnership has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at December 31, 2001, at the market value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

In addition, derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Note 5 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of their contracts. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of Credit Risk—The Partnership clears all of its trades through a clearing broker located in Chicago, Illinois. In the event this counterparty does not fulfill its obligations, the Partnership may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

Note 6 Partnership Agreement

Pursuant to the terms of the partnership agreement, the Partnership is to set aside, on an annual basis, a bonus pool consisting of 100 percent of the total gross interest and dividends received by the Partnership. This bonus pool may then be allocated to some or all of the limited partners in such amounts as determined at the discretion of the general partner. The remaining income is allocated based on ownership percentages set forth in the partnership agreement.

Additionally, the general partner is required to make distributions to each partner within 90 days following the end of each fiscal year of the Partnership. These distributions are made to assist the partners in satisfying their federal and state income tax obligations.

Note 7 Net Capital Requirements

The Partnership is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Partnership has elected to use the alternative method permitted by the rule, which requires the Partnership to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but as of December 31, 2001, the Partnership had net capital and net capital requirements of approximately $23,450,000 and $250,000, respectively. The net capital rule may effectively restrict the withdrawal of partners' capital.